

17018492

SECUR... ION
Washington, D.C. 2054.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **SFA FINANCIAL, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 MANLY STREET
(No. and Street)

GREENVILLE (City) **SC** (State) **29601** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN D. SMITH **(864) 284-6511**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND (Address and City) **FLORIDA** (State) **32751** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 20 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **BRIAN D. SMITH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **SFA FINANCIAL, LLC**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER
Title



Public Notary


MICHELLE EMMONS
NOTARY
PUBLIC
SOUTH CAROLINA

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFA Financial, LLC

Report on Audited Financial Statements and Supplementary Information

for the year ended December 31, 2016

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of SFA Financial, LLC

We have audited the accompanying statement of financial condition of SFA Financial, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of SFA Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFA Financial, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of SFA Financial, LLC's financial statements. The supplemental information is the responsibility of SFA Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 18, 2017

SFA Financial, LLC
Statement of Financial Condition
as of December 31, 2016

Assets	
Cash	$ 36,890
Commissions receivable	832
Other Assets	465
Total assets	$ 38,187
Liabilities and Members' Equity	
Commissions payable	$ 509
Total liabilities	509
Members' Equity	
Contributed Capital	20,200
Retained Earnings	17,478
Total members' equity	37,678
Total liabilities and members' equity	$ 38,187

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Statement of Operations
for the year ended December 31, 2016

Revenue	
Variable life and annuities	$ 42,132
Sale of MF shares	877
529 Trails 12b-1	2,271
12b-1 Fees	3,259
529 College Savings Plans	1,076
Total revenue	49,615
Operating Expenses	
Commission expense	4,074
Compensation for supervision	11,000
Professional fees	4,523
Regulatory fees and expenses	4,308
Insurance expenses	629
Miscellaneous	1,340
Total operating expenses	25,874
Net income	$ 23,741

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Statement of Changes in Members' Equity
for the year ended December 31, 2016

	Contributed Capital	Retained Earnings	Members' Equity
Balance at December 31, 2015	$ 20,200	$ (6,263)	$ 13,937
Net income (loss) for the year	-	23,741	23,741
Balance at December 31, 2016	$ 20,200	$ 17,478	$ 37,678

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Statement of Cash Flows
for the year ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 23,741
Adjustments to reconcile net income (loss) to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Increase in receivables	(258)
Increase in other assets	(306)
Decrease in commissions payable	(327)
Net cash used by operating activities	(891)
Net increase/(decrease) in cash	22,850
Cash at the beginning of the year	14,040
Cash at the end of the year	$ 36,890

The accompanying notes are an integral part of these financial statements.

SFA Financial, LLC
Notes to Financial Statements
December 31, 2016

Note 1. Summary of Significant Accounting Policies

Organization and Nature of Business – SFA Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulator Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized under the laws of the State of South Carolina on January 16, 2009 as a limited liability company. The Company engages in the business of selling Mutual Funds, Variable Insurance product's and 529 College Savings Plans.

Cash and Cash Equivalents – For purposes of reporting cash flows, the company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Security Transactions – Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains or losses on security transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Commissions Receivable – Commissions Receivable are reported at the amount management expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible.

Fair Value of Financial Instruments – The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations – The Company earned revenue from one major Insurance Company that accounted for 70.3% of the sale of variable annuities for the year ended December 31, 2016.

Note 2. Income Taxes

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. Tax years open for examination by Federal and State tax authorities include the years ended December 31, 2013, 2014 and 2015.

Note 3. Related Party Transactions

The Company, as a broker-dealer, has approved Southeast Financial Advisors, LLC (a related party through common ownership) to conduct outside business in the area of investment advisory services. Under this agreement, the related party, at the members' discretion, may pay the Company a portion of total investment advisory fees collected. The financial operations of Southeast Financial Advisors, LLC are not audited. No funds were received during 2016 relating to this agreement.

Note 4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

Note 5. Contingencies and Commitments

In some instances, the company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements. No other contingencies or commitments exist for the yearend December 31, 2016.

Note 6. Net Capital Requirement

As a requirement broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2016, the Company had Net Capital (as defined by Rule 15c3-1 of the securities and Exchange Commission) of $37,212 which exceeds the minimum net capital requirements by $32,212. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2016.

Note 7. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2016, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 18, 2017, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure in these financial statements.

Supplement Information

Pursuit to Rule 17A-5 of the
Securities Exchange Act of 1934

as of December 31, 2016

SFA Financial, LLC
Schedule I – Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2016

Net Capital	
Total member's equity	$ 37,678
Deductions and/or charges:	
Non-allowable assets	(466)
Net capital	$ 37,212
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 509
Aggregate indebtedness	$ 509
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 34
Minimum Net Capital Requirement	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 32,212
Ratio: Aggregate Indebtedness to Net Capital	0.01 to 1

There are no material differences between the preceding computations and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of SFA Financial, LLC

We have reviewed management's statements, included in the accompanying SFA Financial, LLC Exemption Report, in which (1) SFA Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SFA Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) SFA Financial, LLC stated that SFA Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SFA Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SFA Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 18, 2017



SFA Financial, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240 15c3-3 (k)(1)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

I, Brian Smith affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

February 17, 2017

107 Manly Street, Greenville, SC 29601
(864) 421-0211 Telephone (864) 284-6512 Facsimile
www.SFAFinancial.com
Member FINRA